

CAPITOL FEDERAL FINANCIAL, INC.

NEWS RELEASE

FOR IMMEDIATE RELEASE

January 24, 2012

CAPITOL FEDERAL FINANCIAL, INC.
ANNOUNCES QUARTERLY DIVIDEND

Topeka, KS – Capitol Federal Financial, Inc. (Nasdaq: CFFN) (the "Company") announced today that its Board of Directors has declared a quarterly cash dividend of $0.075 per share on outstanding CFFN common stock.

The dividend is payable on February 17, 2012 to stockholders of record as of the close of business on February 3, 2012.

CFFN will announce financial results for the quarter ended December 31, 2011 on January 30, 2012. Capitol Federal Financial, Inc.'s Form 10-Q will be filed on or about February 6, 2012.

Capitol Federal Financial, Inc. is the holding company for Capitol Federal Savings Bank which operates 45 branch offices in Kansas and Missouri. News and other information about the Company can be found on the Bank's website, www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President,
Investor Relations	Chief Financial Officer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com